恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

04046984

Our Ref.: HASE/JY/HL/03772

SUPPL

16th December, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We wish to inform you that at the Annual General Meeting ("AGM") of the Company held on 6th December, 2004, the resolutions contained in the Notice of AGM were duly passed.

We enclose for your information a certified copy of the ordinary resolutions and special resolution passed at the AGM.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

1/4

CERTIFIED TRUE COPY

Director

ORDINARY RESOLUTIONS
AND
SPECIAL RESOLUTION

OF

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(恒基兆業地產有限公司)

Passed on the 6th day of December, 2004

At the Annual General Meeting of the Shareholders of Henderson Land Development Company Limited (the "Company") duly convened and held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 6th December, 2004 at 12:00 noon, the following resolutions were duly passed as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) the exercise of the conversion rights under the existing convertible notes issued by a subsidiary of the Company and convertible into shares in the Company, or (v) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the

requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

the authorised share capital of the Company be increased from HK$4,000,000,000 to HK$5,200,000,000 by the creation of 600,000,000 additional new ordinary shares of HK$2.00 each ranking in all respects pari passu with the existing shares in the Company."

SPECIAL RESOLUTION

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

by deleting the existing definition of "associate" and replacing therewith the following new definition:

"associate" shall have the meaning attributed to it in the Listing Rules.

(b) Article 16

(i) by deleting the words "without payment" in the 2nd line of the Article and "(or within such shorter period as shall from time to time be prescribed by The Stock Exchange of Hong Kong Limited)" in the 2nd to the 4th lines of the Article; and

(ii) by deleting the words "two months" in the 2nd line of the Article and substituting therefor the words "the relevant time limit as prescribed by the Companies Ordinance or as the Listing Rules may from time to time determine whichever is the shorter".

(c) Article 43

by deleting the words "without charge" in the 3rd and the 5th lines of the Article and substituting therefor the words "with a fee not higher than the relevant maximum amount from time to time set out in the Listing Rules" respectively.

(d) Article 80

by adding the following words after the word "demanded" in the 3rd line of the Article and also immediately after the words "Unless a poll be so demanded" at the beginning of the second paragraph of the Article:

"or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations"

(e) New Article 89A

by inserting the following new Article 89A immediately after Article 89:

"Where the Company has knowledge that any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(f) Article 106(a)

by deleting the words "a special resolution" in paragraph (viii) of the Article and replacing therewith the words "an ordinary resolution".

(g) Article 107(d)

by deleting the existing Article 107(d) in its entirety and replacing therewith the following new Article 107(d):

"(d) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment or the appointment of any of his associates as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement, remuneration or variation of the terms thereof, or the termination thereof)."

(h) Article 107(e)

by deleting the existing Article 107(e) and replacing therewith the following new Article 107(e):

"(e) Where arrangements are under consideration concerning the appointment (including the arrangement, remuneration or variation of the terms thereof, or the termination thereof) of two or more Directors or any of the associate(s) of any such Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director or, as the case may be, the associate(s) of such Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment or the appointment of any of his associates (or the arrangement, remuneration or variation of the terms thereof, or the termination thereof) and (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director and his associates in aggregate own five (5) per cent. or more of the issued shares of any class of the voting equity share capital of such company or of the voting rights of any class of shares of such company (other than shares which carry no voting rights at general meetings and no or nugatory dividend and return of capital rights)."

(i) Article 107(g)

by deleting the existing Article 107(g) in its entirety and replacing therewith the following new Article 107(g):

"(g) If to the knowledge of a Director, he or any of his associates, is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company, he shall declare the nature of his or, as the case may be, his associate(s)' interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest or that of his associate(s) then exists, or in any other case at the first meeting of the Board after he knows that he or his associate(s) is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that:

(i) he or his associates is a shareholder of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(ii) he or his associates is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him or any of his associates,

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next meeting of the Board after it is given."

(j) Article 107(h)

by deleting the existing Article 107(h) in its entirety and replacing therewith the following new Article 107(h):

"(h) Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement or proposal in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associate(s) is derived);

(vi) any proposal concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to Directors, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit."

(k) Article 107(i)

by deleting the existing Article 107(i) in its entirety and replacing therewith the following new Article 107(i):

"(i) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associate(s), (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right."

(l) Article 107(j)

by deleting the existing Article 107(j) in its entirety and replacing therewith the following new Article 107(j):

"(j) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

(m) Article 107(k)

by deleting the existing Article 107(k) in its entirety and replacing therewith the following new Article 107(k):

"(k) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or his associate(s), such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not vote thereon and shall not be counted in the quorum) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or his associate(s) as known to such Chairman has not been fairly disclosed to the Board."

(n) Article 120

by deleting the existing Article 120 in its entirety and replacing therewith the following new Article 120:

"No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the registered office of the Company provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(o) Article 122

by deleting the words "special resolution" in the 1st line of the Article and replacing therewith the words "ordinary resolution".

(p) Article 182(a)

by deleting the words "paragraph (c) of the proviso to Section 165" in the 3rd line of the Article and substituting therefor the words "Section 165(2)".

(q) New Article 182(c)

by adding the following new Article 182(c) immediately after Article 182(b):

"(c) The Company shall have power to purchase and maintain for any Director, executive Director, manager, Secretary, officer of the Company, or any person employed by the Company as Auditors:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article, related company means any company which is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."."

DATED the 6th day of December, 2004

Lee Shau Kee

Lee Shau Kee
Chairman